SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

                                    For the Month Ended                                    Commission File Number
                                    May 2003                                                      000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F X                                                                             Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____________                                                                    No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):            N/A

Total Number of pages is 19

BRITISH COLUMBIA SECURITIES COMMISSION
QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED 2003/03/31	DATE OF REPORT YY/MM/DD 2003/05/28
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTAL CODE T2P 2V7	ISSUER FAX NO. (403) 263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT Telephone (403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2003/05/28
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2003/05/28

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT March 31, 2003

SCHEDULE A: FINANCIAL STATEMENTS

The unaudited financial statements for the first quarter ended March 31, 2003 prepared by Management are attached.

BIRCH MOUNTAIN RESOURCES LTD.

CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2003
(UNAUDITED)

	31-Mar-03		31-Dec-02
ASSETS
Current Assets
Cash	3,761		47,782
Accounts receivable	30,169		14,236
Share Subscription receivable	148		15,000
Investments	20,000		20,000
Prepaids and deposits	24,549	78,626	4,922	101,940

Capital Assets	154,093		163,152
Total Assets		$232,719		$265,092

LIABILITIES & SHAREHOLDERS' DEFICIT
Current Liabilities
Accounts payable	1,151,563		867,048
Share subscription	45,500
Short term loan	83,276		67,083
		$1,280,339		$934,131

Shareholders' Deficit
Share capital	25,279,337		25,186,910
Deficit	-26,326,957	-1,047,620	-25,855,949	-669,039
Total Liabilities and Shareholder's Equity		$232,719		$265,092

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2003
(UNAUDITED)

	3 Months	3 Months
	31-Mar-03	31-Mar-02

EXPENSES
Amortization	9,059	13,087
Mineral exploration costs	264,661	237,135
Office	50,305	54,066
Professional Fees	2,277	98,122
Research costs	2,579	23,455
Salaries, management fees and benefits	120,813	124,680
Shareholder services and promotion	45,316	33,460

LOSS BEFORE THE FOLLOWING	495,011	584,005

Interest and other income	-2	-149
Limestone Sales
Gain on Sale of Investment
	-2	-149

Loss before income taxes	495,009	583,856
Future income tax recovery	-24,000	-15,893
Net loss for the period	471,009	567,963

Deficit, beginning of period	25,855,948	24,045,999

Deficit, end of period	26,326,957	24,613,962

Loss per share
Basic	0.01	0.02

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2003
( UNAUDITED )

	3 Months	3 Months
	3/31/03	3/31/02

CASH FLOWS FROM OPERATING ACTIVITIES
Interest income received	2	149
Interest Paid	6,655	996
Cash paid to employees	-192,166	-229,936
Cash paid to suppliers	-35,441	-169,939
	-220,949	-398,730

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Shares for Cash	161,928	76,550
Short term loan	15,000	111,300
	176,928	187,850
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	0	-99
	0	-99

INCREASE (DECREASE) IN CASH	-44,021	-210,979

CASH AT BEGINNING OF PERIOD	47,782	290,714

CASH AT END OF PERIOD	3,761	79,735

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003 (unaudited)
1.	Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

As at March 31, 2003, the Company has a working capital deficiency of approximately $1.2 million and on accumulated deficit $26.3 million. These accumulated losses and the need for continued funding raise substantial doubt about the Company's ability to continue as a going concern.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on it mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements do not give effect to any adjustments that might be necessary should the Company be unable to continue its operations as a going concern.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

3.	Investments

Under the terms of an agreement involving mineral leases, the Company received common shares of Shear Minerals Ltd. and Marum Resources Inc. The market value of these shares upon receipt was $20,000.
Theses shares were sold in April for net proceeds approximating $26,700.

4.	Short term loan

The short-term loans are advances from shareholders that are unsecured, due on demand and bear interest at an average rate of 7%.

5.	Share capital

Common shares

	Number	Amount
Balance December 31, 2002	36,886,399	25,189,910
Private placements	217,712	54,428
Flow through shares	248,000	62,000
Tax benefits to be renounced		(24,000)
Balance March 31, 2003	37,352,111	25,279,337

Reserved for issue

Options

The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed 5 years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan"), which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to afford persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,392,674. The plan is administered by the Board of Directors who determines to whom options shall be granted including the terms, pricing and vesting of the grants.

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

5.	Share capital (continued)
The Company has granted options on common shares under the original plan as follows:

Number of Options		Price Range($)	Weighted Average Price ($)	Expiry Date
December 31, 2002 outstanding	4,718,750	0.22 - 1.36	0.54	2003 - 2004
Cancelled	(150,000)	0.90	0.90	2002
March 31, 2003 outstanding	4,568,750	0.22 - 1.36	0.53	2003 - 2007

            The following summarizes information about the various stock options outstanding at March 31, 2003 under both plans:

Shares Under Option	Expiry Date	Option Price
Original plan
75,000	July 2003	.22
490,000	November 2003	.35
30,000	July 2004	1.25
735,000	November 2004	1.36
408,750	January 2006	.60
275,000	April 2006	.65
1,140,000	March 2007	.26
3,153,750.60
2002 plan
1,415,000	April 2007	.34
Both plans 4,568,750.53

Warrants

In relation to private placements, the Company has the following warrants outstanding:

Number of Warrants		Exercise Price	Weighted Average Price ($)	Expiry Date

Balance, Dec. 31, 2002, outstanding	3,239,277	0.75 - 1.00	0.84	2003 - 2004
Issued	465,712	0.75	0.75	2004
March 31, 2003 outstanding	3,704,989	0.75 - 1.00	0.84	2003 - 2004

During this first quarter, in conjunction with a private placement, the Company issued 465,712 share purchase warrants at a price of $0.75 per warrant, exercisable until July, 2004.

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

6.	Related party transactions

The Company had the following transactions with related parties at March 31, 2003.
•	Included in shareholder services and promotion are amounts of nil in 2003 (2002 - $1,375) paid to a company controlled by the spouse of a director.
•	Included in professional fees is $103 (2002 - $nil) of consulting and legal fees paid to a company owned by an officer.
•	Included in professional fees is $5,971 (2002 - $24,360) of legal fees paid to two firms in which officers are partners.
•	Included in accounts payable is $ 76,777 (2002 - $39,143) relating to these transactions.
These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
7.	Segmented information
The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an industrial mineral division to pursue the development of its limestone property. The Company's activities are focused on Western Canada.

	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
March 2003
Revenue				2	2
Expense	45,155	2,579	219,509	227,771	495,011
Loss	(45,155)	(2,579)	(219,509)	(227,769)	(495,011)
Assets	67,769			164,950	232,719
March 2002
Revenue				149	149
Expense	237,135	23,455		323,415	584,005
Loss	(237,135)	(23,455)		(323,266)	(583,856)
Assets	147,302			327,864	475,166

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

8.	Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

	(a)	The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $62,000 (at December 31, 2002 - $135,000).
	(a)	Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities. With the adoption of the policy for accounting for mineral exploration costs the Company's treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences for 2003 and 2002.
(b)	Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	March 31, 2002	December 31, 2002
Deficit under Canadian GAAP	26,326,957	25,855,949
Future income taxes	1,340,189	1,316,189
Deficit under U.S. GAAP	27,667,146	27,172,138

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

8.	Material differences between Canadian and United States generally accepted accounting principles (continued)
In addition, the impact on the consolidated statements of loss would be as follows:

	March 31, 2003	March 31, 2002
Net loss for the period under Canadian GAAP	471,009	567,963
Future income taxes	24,000	15,893
Net loss for the period under U.S. GAAP	495,009	583,856
Loss per share under U.S. GAAP Basic	(0.01)	(0.02)

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2002, no compensation cost has been recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are paid, annual risk free rate of 4.5% to 5%, a volatility factor of 12% to 30%, and an expected life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	March 31, 2003	March 31, 2002
Net loss under U.S. GAAP	495,009	583,856
Pro-forma stock compensation, after net tax affect	-	24,953
	495,009	608,809
Loss per share under U.S. GAAP Basic	(0.01)	(0.02)

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT March 31, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. a) Summary of deferred exploration costs.

    Exploration costs are expensed as incurred.

    b) During the period the material expenditures were as follows:

	March 31, 2002 3 Months
Amortization		9,059
Consulting
Mineral Exploration Costs		264,661
Equipment Rental	394
Lab Rental & Utilities	16,519
Transportation & Accommodation	7,450
Materials & Supplies	1,778
Mineral Lease	2,228
Third Party Services	136,432
Personnel	99,859
Office		50,305
Professional Fees		2,277
Accounting	110
Audit Fees Can
Audit Fees US
IT
Legal Fees	2,167
Research Costs		2,579
Materials, Assays	75
Services & Contracts	1,508
Salaries & Travel	996
Salaries, Management Fees & Benefits		120,813
Shareholder Services and Promotions		45,316

2.      Related party transactions during the period:

        The Company had the following transactions with related parties at March 31, 2003.

        •    Included in shareholder services and promotion are amounts of nil in 2003 (2002 -
             $1,375) paid to a company controlled by the spouse of a director.

        •    Included in professional fees is $103 (2002 - $nil) of consulting and legal fees paid to a company owned by an officer.

        •    Included in professional fees is $5,971 (2002 - $24,360) of legal fees paid to two firms in which officers are partners.

        •    Included in accounts payable is $ 76,777 (2002 - $39,143) relating to these transactions.

        These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

3.    Summary of securities issued and options granted during the period:

        (a)    securities issued during the period:
        At March 31, 2003, 37,352,111 shares were outstanding. There were 465,712 shares issued during the three months ended March 31, 2003.

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
01/24/03	Common Shares	Private Placement	465,712	0.25	116,428	Cash

        b)    Options granted during the period: NIL

4.    Summary of securities as at the end of the reporting period:

        a)    Description of authorized share capital:
                    Unlimited number of voting common shares without par value
                    Unlimited number of preferred shares, issuable in series
                    Unlimited number of non-voting shares

        b)    Number and recorded value for shares as at the end of this reporting period:

                    Issued and outstanding: 37,352,111
                    Value: $25,279,337

        Description of options and warrants outstanding

Number	Exercise Price	Expiry Date
Warrants
881,652	$1.00	08/06/03
285,715	$1.00	09/19/03
2,071,910	$0.75	06/20/04
465,712	$0.75	07/24/04

Options
75,000	$0.22	07/13/03
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
735,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06
1,140,000	$0.26	03/18/07
1,415,000	$0.34	04/03/07

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT March 31, 2003

5.    Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT March 31, 2003

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.    Description of Business

Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") is a mineral exploration and mineral technology company. Mineral exploration is confined to Alberta, Canada.

Landholdings

Birch Mountain's Alberta mineral properties are held as either metallic and industrial mineral permits or leases that are issued by the Alberta government. Mineral permits have a non-renewable 10-year term, subject to escalating biannual mineral assessment expenditure requirements ranging from $5.00-15.00 per hectare. Mineral leases have a renewable 15-year term, subject to payment of an annual rent of $3.50 per hectare. In Alberta, mineral permits held in good standing may be converted to mineral leases any time prior to the expiry of their 10-year term.

Total landholdings under mineral leases and permits at March 31, 2003

Project	hectares acres
Athabasca Birch Mountains Total	326,332 806,382 92,160 227,731 418,492 1,034,113

In August 2002, the Alberta Department of Energy notified Birch Mountain that it had accepted the April 2002 assessment filing of $5.15 million in exploration expenditures for the Athabasca and Birch Mountains mineral properties. The assessment expenditures were applied to 55 minerals permits covering 360,675 hectares (861,900 acres). Additional assessment-eligible work has been completed and will be available for future assessment reports. A small number of Birch Mountain's Athabasca mineral permits reached the end of their 10-year term in 2002 and were allowed to lapse, reducing Birch Mountain's Athabasca mineral property by 348,800 hectares (861,900 acres).

In 2003, additional mineral permits will reach their full 10-year term. Birch Mountain plans to convert certain of these to mineral leases prior to their expiry to preserve mineral rights in areas believed to be prospective for precious metals and industrial minerals.

Birch Mountain maintains its core exploration lands in Athabasca comprising 49,233 hectares (121,657 acres) held under mineral leases, requiring a net annual lease rental payment of $135,000, and 277,099 hectares (684,725 acres) held under mineral permits. Under an agreement announced September 26, 2002, Suncor Energy Inc. pays the annual rental on six mineral leases. In December 2002, Birch Mountain acquired an interest in a mineral lease located immediately east and south of the proposed limestone quarry in Township 94-10W4.

On May 9, 2003, Birch Mountain acquired one permit of 5776 hectares (14,273 acres) to increase the total landholdings in Athabasca to 332,108 hectares (820,655 acres).

Birch Mountain's wholly owned subsidiary, Dawson Bay Minerals Inc., announced April 22, 2002, it had elected to allow Special Exploration Permit 99-1, covering 9,784 hectares near Dawson Bay, Manitoba, to lapse. Birch Mountain no longer holds any mineral interests in Manitoba, the Yukon Territory or Indonesia.
BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT March 31, 2003

Mineral exploration in the Athabasca region north of Fort McMurray has lead to the delineation of a limestone deposit at surface. A report prepared by the Company's Senior Geologist indicates that the area contains up to 130 million tonnes of limestone suitable for construction aggregate and may have potential for other industrial applications. Birch Mountain filed an application with Alberta Environment on October 3, 2002, to licence a quarry covering an area of 153 hectares for the production and sale of limestone aggregate. The Company has formed an Industrial Minerals Division to manage and report on this aspect of the business.

2.    Operations and Financial Conditions

Results of Operations

Corporate Income and Expense

Costs and Expenses
 Total costs and expenses in the first quarter of 2003 were $230,350 (excluding $264,661 of Mineral Exploration and Industrial Minerals) down from $346,870 (excluding $237,135 of Mineral Exploration Expenses) in 2002. Salaries, management fees and benefits of $120,813 decreased slightly in 2003 from $124,680 in 2002. Professional Fees were $2,277 in the quarter of 2003 down from $98,122 in 2002. The expenses in the first quarter of 2002 related to the completion of the review and resumption of trading on the CDNX (now the TSX Venture Exchange or the "Exchange").

Corporate Income
 Birch Mountain is engaged in precious metals exploration, technology development related to mineral characterization and extraction from geological sources on its mineral properties and industrial mineral development. The Company does not have regular income from sale of minerals or other products. The main source of income from year to year is interest earned on its term deposits. There was negligible income in the first quarter of 2002.

Liquidity and Capital Resources
 The primary source of cash has been private placements. One private placement took place in January 2002 for $116,428. At March 31, 2003 the working capital deficiency was $1,200,000. As a subsequent event, the Company closed a private placement financing on May 16, 2003, with proceeds of $1,189,000. While Birch Mountain has been successful in raising funds, we believe junior resource companies will continue to have difficulty financing new issues in 2003. As a result, the Company will remain prudent and cautious, preserving our working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

The Company has initiated the regulatory approval process to licence a limestone aggregate quarry which, when approved, will produce long-term cash flow. In addition, the opportunity to produce quicklime from the same quarry for sale to oil sands companies is under active consideration.

Mineral Exploration Costs

Precious Metals Exploration Costs
 Mineral Exploration Costs in the first quarter of 2003 were $45,155 compared to $237,135 in 2002. Limited exploration work reflects the shift in emphasis to industrial minerals.

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT March 31, 2003

Mineral Technology Costs
 The Company spent $2,579 in 2003, down from $23,455 in 2002 on scientific research primarily on the development of proprietary extraction and analytical techniques. There were no similar expenditures on research in previous years.

Industrial Minerals Costs
 In 2002 the company established an Industrial Mineral division in order to take advantage of the business opportunity in the market for limestone from its Athabasca leases. This division incurred cost of $219,509 during the first quarter of 2003, which related to a geological investigation of the potential limestone quarry, initial drilling and filing for environmental approvals.

The interest generated in the opportunities for the Industrial Mineral Division is expected to provide project financing to enable the advancement of the limestone/quicklime project.

Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable to us. To the extent that the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders will result.

3)    Significant Events

Limestone Delineation Drill Program

Birch Mountain's Industrial Mineral Division received authorization from Alberta Sustainable Development to conduct a limestone delineation drill program on its Athabasca mineral property. The drilling started in December and was completed in January 2003. Six continuously cored holes were drilled and completed to depths ranging from 16 to 45 m. On March 7, 2003, the Company announced positive calcining tests. The calcining test results show that limestone from the Middle Quarry Unit and a near-surface unit can be calcined successfully to produce quicklime.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 28, 2003

                                                                                        BIRCH MOUNTAIN RESOURCES LTD.

                                                                                        /s/ Donald L. Dabbs
                                                                                        DONALD L. DABBS
                                                                                        Vice-President and CFO